UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P105

(CUSIP Number)

HSH Nordbank AG

Gerhart-Hauptmann-Platz 50

20095 Hamburg, Germany

Tel: +49 40 3333-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): HSH Nordbank AG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 43,942,485*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power 43,942,485*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,942,485*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.0%*
14.	Type of Reporting Person (See Instructions): BK

*	See, also, the disclosure regarding the Warrants (as defined below) held by the reporting person set forth in Item 6 of this Schedule 13D Amendment No. 1.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the initial Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on August 17, 2018. The Initial Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”). Except as otherwise specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Initial Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 5.	Interest in Securities of the Company

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

As of the filing date of this Amendment (the “Filing Date”), the Reporting Person owns 43,942,485 shares of the Common Stock, subject to the arrangements under the Sub-Participation Agreement (as defined below) described in Item 6 of this Amendment. Thus, the Reporting Person may be deemed to share with the Participant (as defined below) beneficial ownership of 21.0% of the shares of the Common Stock of the Company deemed issued and outstanding as of the Filing Date, based on 213,324,455 shares of Common Stock reported by the Company as issued and outstanding as of September 30, 2018 in its Form 6-K filed with the SEC on November 16, 2018. Pursuant to the Sub-Participation Agreement, the Participant has the right to direct the Reporting Person with respect to the voting and disposition of the shares of the Common Stock owned by the Reporting Person, and the Participant has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock owned by the Reporting Person.

During the sixty (60) days prior to November 29, 2018 (the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof, except as expressly set forth in this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Item 6 of the Initial Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

The Reporting Person holds 3,711,417 warrants issued by the Company for the purchase of shares of the Common Stock (the “Warrants”). The Warrants are subject to that certain Amended and Restated Warrant Agreement, dated as May 10, 2011, between the Company and American Stock Transfer & Trust Company, LLC (the “Warrant Agreement”) and generally are exercisable only on a cashless exercise basis at an exercise price of $7.00 per share. Based upon the historical trading price of the Common Stock as of the Filing Date, no shares of Common Stock are issuable upon exercise of the Warrants. The Warrants expire on January 31, 2019. This description of the Warrant Agreement is qualified in its entirety by the terms of the Warrant Agreement, which is incorporated by reference as an exhibit to this Amendment.

The Reporting Person has entered into a Loan Sale and Purchase Agreement (the “Purchase Agreement”) with Promontoria Holding 260 B.V., a private limited company organized under the laws of the Netherlands (the “Purchaser”). The Purchase Agreement governs the sale of a portfolio of assets which includes, among other things, the shares of the Common Stock reported herein. In connection with the Purchase Agreement, the Reporting Person entered into a Master Funded Sub-Participation and Trust Agreement (the “Sub-Participation Agreement”) with an affiliate of the Purchaser, Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (the “Participant”).

The Sub-Participation Agreement, among other things, relates to the shares of the Common Stock held by the Reporting Person. Pursuant to the terms of the Sub-Participation Agreement, the Reporting Person retained legal title to the shares of the Common Stock, but requires that the Reporting Person carry out the instructions of the Participant as they relate to the Common Stock, including with respect to the voting and disposition thereof. This description of the Sub-Participation Agreement is qualified in its entirety by the terms of the Sub-Participation Agreement, which is incorporated by reference as an exhibit to this Amendment.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to include the following exhibits:

Exhibit 7.4	The Warrant Agreement, dated as of May 10, 2011 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the Securities and Exchange Commission on May 10, 2011).

Exhibit 7.5	Sub-Participation Agreement, dated as of November 29, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2018

HSH NORDBANK AG

By:	/s/ Peter Sickel
Name: Peter Sickel
Title: Authorized Signatory

By:	/s/ Gesa Voigt
Name: Gesa Voigt
Title: Vice President

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).